FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the month of November, 2004

 (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F  X     Form 40-F
                                 -----             -----

 (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
          Commission pursuant to Rule 12g3-2(b) under the Securities
                            Exchange Act of 1934.)

                                 Yes        No  X
                                    -----     -----

  (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC


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This Form 6-K consists of:

A press release on signing of medium-to-long term coal supply agreement with Shaanxi Coal Group by Huaneng Power International, Inc. (the "registrant") in English made on November 15, 2004 by the registrant.

                                   SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                              HUANENG POWER INTERNATIONAL, INC.



                              By /s/ Huang Long
                                 --------------




                             Name:    Huang Long

                             Title: Company Secretary



Date:     November 15, 2004

                               [GRAPHIC OMITTED]

To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
             Signs Medium-to-long Term Coal Supply Agreement with
                              Shaanxi Coal Group


(Beijing, China, November 15, 2004) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] signs medium-to-long term coal supply agreement with Shaanxi Coal Group Company ("Shaanxi Coal Group") on November 12, 2004.

Pursuant to the agreement, Shaanxi Coal Group will supply the Company with high-quality thermal coal amounting to 5.29 million tonnes, 6.09 million tonnes and 8.25 million tonnes, respectively for each of three years from 2005 to 2007. The Company and Shaanxi Coal Group have determined the basic coal price for 2005, as well as the price increase / decrease ranges for the years thereafter.

 Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide, with a total generation capacity of 19,012MW on an equity basis. The Company wholly owns sixteen power plants, and has controlling interests in seven power plants and minority interests in four power companies. Today, it is one of the largest independent power producers in China.

                                    ~ End ~


For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin
Huaneng Power International, Inc.
Tel: (8610) 6649 1856 / 1866 ii
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn

Ms. Christy Lai / Ms. Edith Lui
Rikes Communications Limited
Tel: (852) 2520 2201
Fax: (852) 2520 2241